[TranS1 Inc. Letterhead]

April 10, 2013

VIA EDGAR SUBMISSION

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TranS1 Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 8, 2013
File No. 001-33744

Dear Ms. Ravitz:

Set forth below is our response to your comment letter dated April 4, 2013 regarding the above-referenced preliminary proxy statement (the “Proxy Statement”) filed by TranS1 Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes the comments from your letter in bold with the Company’s responses set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

General

1.	Rule 14a-4(a)(3) of Regulation 14A requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” Rule 14a-4(b)(1) further requires that the form of proxy provide separate boxes for shareholders to choose between approval, disapproval or abstention “with respect to each separate matter referred to therein as intended to be acted upon.” It appears that the merger and private placement are separate matters upon which you must give shareholders an opportunity to vote. Please revise to present the merger and private placement as two separate proposals throughout your proxy statement and proxy card. In addition, if the merger and private placement are each conditioned on approval of the other, please disclose this prominently.

Ms. Amanda Ravitz April 10, 2013 Page 2 of 12

RESPONSE:

The Company acknowledges the Staff’s comment and has divided the approval of the merger and the private placement transaction into two separate proposals in the Amendment No. 1 to the Proxy Statement (the “Amendment”) and proxy card filed concurrently with this response letter. In addition, the Company has prominently disclosed in the Amendment that the issuance of shares of common stock pursuant to the merger agreement and the issuance of shares of common stock pursuant to the securities purchase agreement are, among other conditions described in the Amendment, conditioned on each other and, therefore, both proposals must be approved in order for the transactions contemplated by such proposals to be consummated. Furthermore, the Company has prominently disclosed in the Amendment that the proposed Company name change is contingent upon the approval of the issuance of shares of common stock pursuant to each of the merger agreement and the securities purchase agreement and the consummation of the merger.

Cover Page

2.	Please disclose on your cover page the formula you will use to calculate the number of shares to be issued as consideration for the merger. In addition, please describe here and throughout your document the result you are attempting to achieve through the merger consideration and concurrent private placement. For example, is it your goal to ensure a particular percentage ownership of the resulting company for certain groups or individuals, or a certain financial outcome?

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Notice of Special Meeting of Stockholders and on pages 5, 6, 30, 43, and 63 of the Amendment in response to the Staff’s comment.

Summary, page 8

3.	Please treat your question and answer and summary sections as one and eliminate repetitive disclosure.

RESPONSE:

The Company acknowledges the Staff’s comment and has deleted the summary section from the Amendment. All relevant summary information has been included in the question and answer section of the Amendment.

4.	Please revise your summary to highlight Baxano’s liquidity situation. Include the going concern opinion from Baxano’s independent registered public accounting firm, its accumulated deficit and its belief that its existing cash and cash equivalents will be sufficient only to meet its cash needs through the first quarter of 2013. Also add an appropriate risk factor.

Ms. Amanda Ravitz April 10, 2013 Page 3 of 12

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 10 of the Amendment in response to the Staff’s comment.

Interests of Certain Persons, page 11

5.	Revise to quantify the benefits that will accrue to each affiliated person in the merger. For example, if any person holds debt that will be repaid, state that clearly here and quantify. In addition, if the private placement consideration is different from the value applied to your stock in the merger, please quantify the value of that difference to each affiliated purchaser in the private placement. Please also include disclosure of the percentage holdings of each affiliated person before and after the merger.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6 and 64 of the Amendment in response to the Staff’s comment.

With respect to the third sentence of the Staff’s comment, the amount of merger consideration to be paid in connection with the merger is targeted to provide Baxano stockholders with ownership of 28% of the Company’s post-closing outstanding shares of common stock (excluding the impact of the private placement transaction) prior to certain adjustments, while the shares of common stock to be issued in connection with the private placement transaction have a fixed price. Therefore, the value of the shares to be issued in connection with the merger may be different than the value of the shares to be issued in connection with the private placement transaction. This difference in value cannot be quantified until after the merger is consummated. The Company has revised the disclosure on pages 6 and 64 of the Amendment to explain this difference in value and the fact that it cannot be quantified until after the merger is consummated.

Background of the Merger, page 36

6.	Please provide greater specificity regarding the reasons for the merger. For example, what about yours and Baxano’s financial status kept you from pursuing a transaction in 2010 as disclosed on page 36?

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 31 of the Amendment in response to the Staff’s comment.

7.	Please disclose whether you considered other acquisition targets or transactions during your deliberations regarding strategies to regain revenue growth. If not, address how the Board’s recommendation reflects the fact that your deliberations only considered a transaction with Baxano.

Ms. Amanda Ravitz April 10, 2013 Page 4 of 12

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 31 of the Amendment in response to the Staff’s comment.

Reasons for the Merger, page 38

8.	What is the basis for your assertion on page 38 that acquiring Baxano may improve your margins and shorten the expected timeline to achieve breakeven cash flow? Please explain how your board considered Baxano’s financial performance, financial condition, and operations in reaching its decision to approve the merger agreement. Also describe what you mean on page 40 by Baxano’s inability to consummate a financing transaction after an extensive fundraising process.

RESPONSE:

The Company considered two margins in determining that acquiring Baxano, Inc. (“Baxano”) may improve its margins and shorten the expected timeline to achieve breakeven cash flow: contribution margin (after selling expenses) and operating margin (after all operating expenses). The Company expects contribution margin to improve due to the overall increase in scale of the combined business, resulting in a lower impact of fixed costs on contribution margin, as well as the ability to eliminate duplicative costs, such as personnel, travel, sales meetings, trade shows, and consultants. The Company’s operating margin is likewise expected to improve due to the overall increase in scale of the combined business, not only driven by an increase in contribution margin, but also through the ability to eliminate duplicative general and administrative expenses and research & development costs. This improvement in operating margin is the primary contributing factor to the Company’s belief that it will be able to achieve breakeven cash flow earlier as a combined business than on a standalone basis.

The primary consideration of the Company’s Board of Directors related to Baxano’s financial performance in determining to approve the merger agreement was Baxano’s potential for significant revenue growth and gross margin improvement when combined with the Company, particularly given the cost synergies expected to be achieved through the merger, the successful commercialization of Baxano’s products, and the companies’ complementary customer bases.

Baxano was unable to consummate a financing transaction due to its inability to attract sufficient committed capital to satisfy the conditions of an agreed upon term sheet with a lead investor for a potential equity financing despite an extensive fundraising process.

The Company has added disclosure on pages 33-35 of the Amendment to include these explanations.

Ms. Amanda Ravitz April 10, 2013 Page 5 of 12

Opinion of Financial Advisor – Stifel, Nicolaus & Company, Incorporated, page 41

9.	Please send us copies of the board books and any other materials provided by the financial advisors to assist the Board of Directors in evaluating the transaction. Also provide us a copy of the engagement letters. Finally, provide copies of any financial projections used in preparing the fairness opinions or provided by either party to the other.

RESPONSE:

Copies of the final board books and other materials provided by Stifel, Nicolaus & Company, Incorporated (“Stifel”) to our Board of Directors at its March 1, 2013 meeting, a copy of Stifel’s engagement letter, and copies of final financial projections used in preparing Stifel’s fairness opinion and provided by either party to the other are being provided to the Commission under separate cover on a confidential, supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such rules, we have requested that these materials be returned promptly following completion of the Staff's review thereof. By separate letter, we have also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

10.	We note the statement in the last paragraph on page C-3 regarding Stifel’s prior written consent. If true, please disclose that Stifel has consented to the use of its opinion in this document and to your summary of the opinion as it appears in your proxy statement.

RESPONSE:

Stifel provided prior written consent to the inclusion of its fairness opinion as Annex C in the Proxy Statement and provided the summary of the fairness opinion included in the Proxy Statement. The Company has revised the disclosure on page 37 of the Amendment in response to the Staff’s comment.

Management after the Merger, page 48

11.	Please clarify what you mean by the term “initial” in this section. Also, in an appropriate section of your document, please disclose who will be your officers and directors following the merger.

RESPONSE:

The Company used the term “initial” to describe the directors and officers of the surviving corporation after the merger because the Company’s board composition is expected to change at the time of our 2013 annual meeting of stockholders pursuant to the merger agreement, as described in the Proxy Statement. The Company has added a cross-reference in the referenced section of the Amendment to the description of the board composition changes mandated by the merger agreement.

Ms. Amanda Ravitz April 10, 2013 Page 6 of 12

Ken Reali, President and Chief Executive Officer of the Company, and Joseph Slattery, Executive Vice President and Chief Financial Officer of the Company, will continue to serve in their respective roles for the combined company post-merger. The Company is still considering who will be its other long-term officers and directors following the merger and, to date, has made only tentative determinations in this regard.

On April 2, 2013, two executive officers of Baxano were terminated by Baxano at the Company’s request. Although their terminations occurred prior to the closing of the merger, they were treated as if they were terminated without cause following a change of control of Baxano under their Change of Control Severance Agreements. Also on April 2, 2013, Dwayne Montgomery, Vice President of Commercial Operations of the Company, resigned from his position with the Company, effective as of May 1, 2013, in order to pursue other business opportunities.

The Company has added disclosure on pages 43 and 64 of the Amendment to disclose the information above. The Company undertakes to file a Form 8-K upon its final determination of the individuals who will serve as the Company’s long-term officers and directors following the merger.

Representations and Warranties, page 50

12.	We note your disclosure in the first paragraph under this heading. Because the representations in your agreements constitute public disclosure, if there are more recent, material developments that the company is aware of, you must disclose them. Please revise as appropriate.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Amendment in response to the Staff’s comment. In addition, the Company acknowledges its duty to publicly disclose material developments in a timely manner under the securities laws and will continue to do so. For example, the Company has added disclosure to the Amendment regarding the planned bridge financing to be provided by the Company to Baxano, although the financing documents have not yet been executed.

Allocation of Merger Consideration, page 50

13.	Your disclosure in this section seems to indicate that you expect holders of Baxano Series C Preferred Stock to participate in the merger proceeds. Please clarify how Baxano’s agreement to issue Baxano Notes for not less than $500,000, as disclosed on page 59, would affect Series C participation in the merger proceeds, if at all.

Ms. Amanda Ravitz April 10, 2013 Page 7 of 12

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 54 of the Amendment in response to the Staff’s comment.

Interests of Certain Persons, page 69

14.	Refer to your disclosure on page 68 regarding your sale of 7,543,938 shares of your common stock pursuant to a private placement. We note your disclosure that Baxano’s securityholders are expected to purchase an aggregate of 6,729,909 shares of common stock in the private placement transaction, while certain directors and officers are expected to purchase an aggregate 145,171 shares. Please clarify who is purchasing the remaining 668,858 shares. In this regard, also revise your definition of the term “Investors” on page 71 given that there are no investors identified on the signature pages to your securities purchase agreement.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Notice of Special Meeting of Stockholders, in the Table of Contents, on pages 1, 64, and 74 of the Amendment, and in the proxy card in response to the Staff’s comment.

Golden Parachute Compensation, page 69

15.	We note that you have not included an advisory vote regarding the Regulation S-K Item 402(t) disclosure included on this page. Please include such a vote or advise why you have not done so.

RESPONSE:

Pursuant to Item 5(a)(5) of Schedule 14A, the Proxy Statement includes disclosure of certain golden parachute compensation required by Item 402(t) of Regulation S-K, because the Proxy Statement includes disclosure under Item 14 of Schedule 14A pursuant to Note A of Schedule 14A. However, the Company is not asking its stockholders to approve an acquisition, merger, consolidation, or proposed sale or other disposition of all or substantially all the assets of the Company, but rather, the issuance of more than 20% of our shares of common stock outstanding before the merger in accordance with the listing rules of The NASDAQ Stock Market LLC. Therefore, the Company is not required to include an advisory vote under Section 14A(b) of the Securities Exchange Act of 1934, as amended, and Rule 14a-21(c) promulgated thereunder.

Ms. Amanda Ravitz April 10, 2013 Page 8 of 12

Unaudited Pro Forma Condensed Combined Balance Sheet, page 72

16.	Please revise pro forma adjustment (f) so equity changes are presented on a gross basis, or provide a more detailed explanation of the components of the equity section adjustments in the notes to the pro forma statements. For example, it appears these adjustments also reflect the conversion of the notes payable and expenses of the transaction described in other footnotes.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 72 of the Amendment in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 73

17.	We note the pro forma adjustment for shares outstanding includes shares issued for general corporate purposes. Please revise this presentation to exclude the shares associated with the Private Placement Transaction. If you consider this information useful, you may present it in the footnote or, if on the face of the pro forma income statement, labeled appropriately as additional EPS data reflecting the issuance of all shares.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the earnings per share disclosures on pages 68 and 72 of the Amendment in response to the Staff’s comment.

Note 2 – Basis of Presentation, page 75

18.	We note that the pro forma financial statements have been prepared using the acquisition method of accounting. Please clarify what you mean by “the acquisition method of accounting.”

RESPONSE:

The Company believes that the terminology “the acquisition method of accounting” is what is provided in the applicable accounting standard (i.e. Accounting Standards Codification (“ASC”) 805-10-55-12) and notes that it is what has been historically termed “the purchase method of accounting.”  Accordingly, the Company respectfully submits that no change in the wording is warranted.

Ms. Amanda Ravitz April 10, 2013 Page 9 of 12

19.	As a related matter, please explain to us how you determined who the accounting acquirer and acquiree are in accordance with paragraph 805-10-55-12 of the FASB Accounting Standards Codification. In your response address the following:

•	the relative voting rights in the combined entity after the business combination of the TranS1 and former Baxano shareholders;
•	whether there is a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest;
•	the composition of the board of directors of the combined entity;
•	the composition of senior management of the combined entity; and
•	the terms of the exchange of equity interests.

RESPONSE:

On March 3, 2013, the Company entered into an Agreement and Plan of Merger by and among the Company, RacerX Acquisition Corp., (“Merger Sub”), Baxano, and Sumeet Jain and David Schulte, as Securityholder Representatives, pursuant to which Merger Sub will merge with and into Baxano with Baxano surviving as a wholly-owned subsidiary of the Company. Below is our analysis under ASC 805-10-55-12 to determine which entity should be treated as the accounting acquirer as of March 3, 2013. Based on the analysis below, the Company believes that the acquirer for accounting purposes would be TranS1 Inc.

ASC 805-10-55-12 states that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. In our combination, the Company is the entity that will issue the equity interest.

Other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the following:

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

After the Merger and Private Placement Transaction, there will be approximately 45,256,000 shares of the Company’s common stock outstanding. There were 27,318,785 shares of the Company’s common stock outstanding at March 3, 2013, and we will issue approximately 10,393,000 shares pursuant to the Merger and approximately 7,544,000 shares pursuant to the Private Placement Transaction (of which approximately 6,730,000 shares will go to current Baxano stockholders and approximately 814,000 shares will go to current Company stockholders). After both transactions, current Company stockholders will hold the largest portion of the voting rights at 62.2%. This would identify the Company as the acquirer. There will be no shares issued for Baxano options, warrants, or convertible stock and there are no unusual voting arrangements.

Ms. Amanda Ravitz April 10, 2013 Page 10 of 12

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

One entity receiving shares in the Merger or Private Placement Transaction will own more than 10% of the outstanding shares in the merged entity and two entities will own more than 5%. No other entities receiving shares in the Merger or Private Placement Transaction will own more than 5% of the outstanding shares of the combined entity. One current Company stockholder will own more than 10% of the outstanding shares of the combined entity. These facts do not give strong support to either entity being the acquirer.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The Merger Agreement provides that we will promptly take all actions necessary to fix the number of members of our Board of Directors at nine persons and appoint two directors designated by Baxano. The Merger Agreement also provides that the number of members of our Board of Directors will be reduced to eight persons at the time of our 2013 annual meeting of stockholders. To implement these provisions, one of our existing directors will be required to resign from our Board of Directors at the time of our 2013 annual meeting of stockholders. As such, Company owners will retain the ability to appoint or to remove a majority of the members of the governing body of the combined entity. This would identify the Company as the acquirer.

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

At the date of Merger, the combined entity’s management will consist of Ken Reali as President and CEO (currently TranS1’s President and CEO) and Joe Slattery as Senior VP and CFO (currently TranS1’s Executive Vice President and CFO). This would identify TranS1 as the acquirer.

e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

Ms. Amanda Ravitz April 10, 2013 Page 11 of 12

Baxano is not a publicly traded company. Therefore, the fair value of its equity interests is not easily determined. However, based on comparisons to publicly traded comparable company enterprise values as a multiple of 2012 actual and 2013 projected revenues, the total consideration paid for Baxano was above or near the high end of the derived values, indicative of a premium over the precombination fair value. The Company’s shares were publicly trading at $2.22 per share on March 1, 2013.

Taking into account that the Company is the entity that will issue the equity interest, together with giving a significant weight to items a, c, d, and e, the Company has determined that it is the acquirer for accounting purposes.

20.	With regard to the preliminary estimated fair value adjustments, please indicate when the allocation is expected to be finalized. Provide other available information to aid in understanding the magnitude of any potential adjustment and the specific assets and liabilities in question.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 66 and 70 of the Amendment in response to the Staff’s comment.

Report of Independent Auditors, page 145

21.	Please revise this report to indicate the city and state where issued. Refer to Rule 2-02(a) of Regulation S-X.

RESPONSE:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 140 of the Amendment in response to the Staff’s comment.

* * * * *

As requested in your April 4, 2013 letter, with respect to the Proxy Statement, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Amanda Ravitz April 10, 2013 Page 12 of 12

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact our legal counsel, Margaret N. Rosenfeld at (919) 821-6714 or Amy S. Wallace at (919) 821-6706.

Sincerely,

/s/ Ken Reali
Ken Reali
Chief Executive Officer